SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                          Amendment #2


                         Criimi Mae Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                   (Title of class of securities)

                            950241109
                         (CUSIP Number)

                      Peter A. Nussbaum, Esq.
                     Schulte Roth & Zabel LLP
                         900 Third Avenue
                    New York, New York  10022
                         (212) 756-2000
   (Name, address and telephone number of person authorized to receive notices and communications)

                          March 2, 1999
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 950241109                              Page 2 of 7 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            3,382,875

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          3,382,875
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     3,382,875

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     6.40%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 950241109                              Page 3 of 7 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners III, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            55,825

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          55,825
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     55,825

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     .11%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 950241109                              Page 4 of 7 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            1,479,200

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          1,479,200
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,479,200

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     2.80%

     14        TYPE OF REPORTING PERSON*
                    OO; IA

                                                           Page 5 of 7 Pages

Item 1. Security and Issuer

 This Amendment #2 amends and supplements the statement on Schedule 13D (the "Statement") as it relates to the Common Stock, $.01 par value ("Common Stock"), of Criimi Mae Inc., a Maryland corporation (the "Company") previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), with respect to shares of Common Stock owned by it, Gotham Partners III, L.P., a New York limited partnership ("Gotham III"), with respect to shares of Common Stock owned by it, and Gotham International Advisors, L.L.C., a Delaware limited liability company, with respect to shares of Common Stock owned by Gotham Partners International, Ltd. ("Gotham International"), a Cayman exempted company. Gotham, Gotham III and Gotham Advisors are together the "Reporting Persons".

Item 3 is hereby amended to add the following information.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the Common Stock purchased and reported in this Amendment No. 2 by Gotham and Gotham III was $1,948,661, $26,789, respectively. All of the funds required for the purchases were obtained from the general funds of Gotham and Gotham III, respectively.


Item 5 is hereby amended to add the following information.

Item 5. Interest in Securities of the Issuer
     (a) Gotham owns 3,382,875 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 6.40% of the outstanding Common Stock of the Company. Gotham III owns 55,825 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately
 .11% of the outstanding Common Stock of the Company. Gotham International owns 1,479,200 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 2.80% of the outstanding Common Stock of the Company. The percentages in this paragraph are calculated based upon 52,898,100 outstanding shares of Common Stock of the Company as reported to Gotham by the Company on March 3, 1999. None of Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Common Stock (other than the Common Stock beneficially owned by Gotham, Gotham III and Gotham International).

     (b) Each of Gotham and Gotham III has sole power to vote and to dispose of all of the Common Stock beneficially owned by it. Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Gotham International.

                                                           Page 6 of 7 Pages

     (c) The tables below set forth information with respect to all purchases and sales of Common Stock by Gotham, Gotham III and Gotham International. In each case, the transactions took place on the New York Stock Exchange.



                              Shares of Common Stock
Date                            Purchased/(Sold)              Price per Share

Gotham

01/29/99                             50,100                      3.4050
02/09/99                             59,700                      3.3625
02/10/99                             59,000                      3.3625
02/18/99                              5,000                      3.2800
02/23/99                            103,000                      2.9748
02/24/99                             92,600                      3.0791
02/26/99                             15,700                      3.0300
03/02/99                            229,300                      3.1550


Gotham III


01/29/99                                900                      3.4050
02/09/99                                800                      3.3625
02/10/99                              1,000                      3.3625
02/18/99                                100                      3.2800
02/23/99                              1,800                      2.9748
03/02/99                              3,800                      3.1550


     Except as described above, none of Gotham, Gotham III, Gotham International , Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Company since the last filing.

     (d) and (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described above, none of Gotham, Gotham III, Gotham International, Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or
Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profit or losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     The following exhibit is being filed with this Schedule:

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

                                                       Page 7 of 7 Pages

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

March 3, 1999

                    GOTHAM PARTNERS, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: Karenina Corporation,
                              a general partner of Section H Partners, L.P.

                          By: /s/ William A. Ackman
                              William A. Ackman
                              President


                    GOTHAM PARTNERS III, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: Karenina Corporation,
                              a general partner of Section H Partners, L.P.

                          By: /s/ William A. Ackman
                              William A. Ackman
                              President


                    GOTHAM INTERNATIONAL ADVISORS, L.L.C.

                    By:   /s/ William A. Ackman
                          William A. Ackman
                          Senior Managing Member